                                                                   Exhibit 19









                                         1st
                                      FRANKLIN
                                      FINANCIAL
                                     CORPORATION



                                      QUARTERLY
                                 REPORT TO INVESTORS
                                       FOR THE
                                  NINE MONTHS ENDED
                                  SEPTEMBER 30, 1998

                                 MANAGEMENT'S LETTER

Financial Condition:
-------------------
     The Company's asset base has increased $9.2 million (5%) during the current year with total assets reaching $210.4 million at September 30, 1998 as compared to $201.2 million at December 31, 1997. Growth has occurred primarily in the Company's investment portfolio as a result of surplus funds generated from operations and sales of the Company's debt securities. Investment securities increased $7.9 million (24%) as a result of Management's attempt to maximize yields on the excess funds until such time as the Company can utilize the available funds in its loan operations.

     Growth in the Company's loan portfolio has been marginal, with net receivables (gross receivables less unearned finance charges) increasing only $.6 million, or less than 1/2%, during the nine months just ended. Management cites intense competition as a primary reason for the sluggish loan growth. The Company continues to fine tune its marketing approach and anticipates higher loan growth in the fourth quarter.

     Expansion continued during 1998 with the opening of seven new branch offices, two of which were in the state of North Carolina. This adds a sixth state to the Company's regional operation base and brings the total number of loan offices to 164.

Results of Operations:
---------------------
     Results of operations for the quarter ended September 30, 1998 closely paralleled the performance for the nine months just ended; therefore, the discussion which follows will cover the nine month period as a whole. The discussion will not encompass a separate analysis of the quarterly performance unless otherwise noted.

     Although growth in loan receivables has been slow during the current year, average net receivables increased $2.9 million (2%) to $147.2 million during the nine month period ended September 30, 1998 as compared to the same period a year ago. The higher levels of average net receivables outstanding resulted in interest income increasing $2.1 million (7%) during the same comparable periods Interest earnings generated from the aforementioned growth in the Company's investment portfolio also contributed to the increases in interest income.

     Declining market interest rates paid on the Company's senior and subordinated debt securities enabled Management to lower overall borrowing cost to 6.11% during the nine months just ended as compared to 6.36% during the same nine month period last year. Although average outstanding indebtedness rose during the current year, the lower borrowing cost led to a slight decline in the Company's overall interest expense.

     Net insurance income increased $.9 million (9%) during the nine months just ended as compared to the same period a year ago. Changes in insurance earnings generally correspond to changes in the level of average net receivables outstanding. As net receivables increase, the Company typically sees an increase in customers requesting credit insurance, thereby leading to higher levels of insurance in-force.

     The Company's loan loss provision declined $.3 million (7%) during the nine months ended September 30, 1998 as compared to the same nine month period in 1997. An increase in recoveries on loans previously charged off and lower loan write-offs during the current year are responsible for the decline.

     Personnel expense increased $.7 million (4%) during the comparable periods mainly due to merit salary increases effective January 1 and an increase in employees required to staff 19 new branch offices opened since the beginning of 1997. The increase would have been higher, however, lower accruals for bonus and profit sharing expenses offset some of the increase. A decline in insurance claims filed under the Company's self-insured health insurance plan also offset some of the increase.

     Occupancy expenses, particularly rent, utilities and depreciation on fixed assets, rose $.4 million (10%) during the nine months just ended as compared to the same period a year ago primarily due to the aforementioned new branch offices opened. Increased expenditures for maintenance of office and equipment further contributed to the rise in occupancy expenses.

     Management's discussion relating to changes in all other operating expenses warrants a discussion for the quarter separate from the nine month analysis. Other operating expenses increased $.5 million (23%) during the quarter ended September 30, 1998 as compared to the quarter ended September 30, 1997. A few key factors were responsible for this increase. One such factor was audit fees associated with a tri-annual audit being conducted by the Georgia Insurance Department on the Company's insurance subsidiaries. The
audit will be completed in the fourth quarter.   Another key factor was a
location premium charged against expenses related to the purchase of a branch office in the quarter just ended. Major advertising expenditures during the quarter just ended as compared to the same quarter a year ago was also a significant factor contributing to the overall increase in other operating expenses.

     Although other operating expenses increased during the comparable quarterly periods, the same category of expenses declined slightly during the comparable nine month period due to a decrease in legal expenses. During the first quarter of 1997, the Company reached settlement agreements with certain borrowers who had previously asserted claims or had stated their intention to file claims against the Company. The settlements and associated legal fees caused legal expenses to be significantly higher during the nine months ended September 30, 1997 as compared to the nine month period just ended.

     Effective January 1, 1997, the Company elected S corporation status for income tax reporting purposes for the Parent Company. The Company took a one-time charge of approximately $3.6 million during the first quarter of 1997 to expense the previously paid income taxes which it was not permitted to expense prior to electing to become an S corporation. Income taxes during the current year reflect only the taxes of the Company's insurance subsidiaries which are not S Corporations. Taxes of the Parent are now paid by the shareholders.

Liquidity:
---------
     Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. In addition to the securities program, the

Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowing of $21 million. Available borrowings were $21 million at September 30, 1998 and December 31, 1997, relating to this agreement. Another agreement provides for an additional $2 million for general operating purposes. Available borrowings under this agreement were $2 million at September 30, 1998 and December 31, 1997.

     Liquidity was not adversely affected by delinquent accounts even as the percentage of outstanding receivables 60 days or more past due increased to 7.2% of receivables at September 30, 1998 from 5.9% of receivables at December 31, 1997.

Legal Proceedings:
-----------------
     Four of the complaints pending against the Company, three in Alabama and one in Georgia, were disposed of during the current year. None had a material impact on the Company. The Company now has one remaining complaint pending in Alabama alleging different violations of consumer lending laws and violations in connection with the sale of credit insurance and loan refinancing. Management believes that the Company's operations are in compliance with applicable regulations and that the action is without merit, and the Company is diligently contesting the remaining complaint. Based upon information currently available to the Company, the Company does not believe that the remaining pending legal proceeding will have a material adverse effect upon the Company, although there can be no assurance thereof.

Year 2000:
---------
     The Company's Year 2000 Committee continues to plan and monitor the progress of Year 2000 compliance with respect to both information technology ("IT") systems and non-IT systems. Substanially all of the Company's internal IT systems were upgraded during 1997 as part of a scheduled modification, and as part of that process many of the hardware and software applications were upgraded to be year 2000 compliant. Assessments have been made regarding all areas of Company operations, testing plans have been completed and actual testing of systems is now underway. Particular emphasis is being placed on testing procedures with its principal outside vendor for loan processing operations and its principal outside vendor for administrating the Company's debt securities program. Current plans are for the Company to have the majority of all testing completed as of December 31, 1998. In the event that any remediation efforts are required to be implemented, the Company intends to begin that process immediately. The Committee is communicating with major software vendors, utilities suppliers and other service providers to ensure
compliance issues are resolved.   However, it should be noted that disruptions
in service with respect to the computer systems of vendors and/or suppliers, which are outside the control of the Company, could impair the ability of the Company to obtain necessary services. Examples of critical services would be in the utilities and telecommunications areas. Contingency plans are being formulated in case of service interruption. Management does not believe the Year 2000 compliance cost will have a material adverse affect on the Company's financial position or future results of operations.

                      1st FRANKLIN FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                 September 30,   December 31,
                                                     1998            1997
                                                 ------------    ------------
                                                  (Unaudited)      (Audited)

                                     ASSETS

CASH AND CASH EQUIVALENTS. . . . . . . . . . . . $ 25,369,524    $ 25,122,077
                                                 ------------    ------------

LOANS, net . . . . . . . . . . . . . . . . . . .  133,665,949     132,701,248
                                                 ------------    ------------

INVESTMENT SECURITIES:
  Available for Sale, at fair market value . . .   33,413,379      31,688,998
  Held to Maturity, at amortized cost. . . . . .    7,457,378       1,252,757
                                                 ------------    ------------
                                                   40,870,757      32,941,755
                                                 ------------    ------------

OTHER ASSETS . . . . . . . . . . . . . . . . . .   10,492,955      10,400,492
                                                 ------------    ------------

              TOTAL ASSETS . . . . . . . . . . . $210,399,185    $201,165,572
                                                 ============    ============


                       LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT  . . . . . . . . . . . . . . . . . . $100,573,932    $ 98,929,587
OTHER LIABILITIES. . . . . . . . . . . . . . . .   10,652,331      10,255,315
SUBORDINATED DEBT. . . . . . . . . . . . . . . .   38,234,798      37,246,521
                                                 ------------    ------------
         Total Liabilities . . . . . . . . . . .  149,461,061     146,431,423
                                                 ------------    ------------

STOCKHOLDERS' EQUITY:
  Common Stock . . . . . . . . . . . . . . . . .      170,000         170,000
  Accumulated Other Comprehensive Income . . . .      638,405         342,810
  Retained Earnings. . . . . . . . . . . . . . .   60,129,720      54,221,339
                                                 ------------    ------------
         Total Stockholders' Equity. . . . . . .   60,938,125      54,734,149
                                                 ------------    ------------
               TOTAL LIABILITIES AND
                   STOCKHOLDERS' EQUITY. . . . . $210,399,186    $201,165,572
                                                 ============    ============



          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            1st FRANKLIN FINANCIAL CORPORATION
                            CONSOLIDATED STATEMENTS OF INCOME

                                   Quarter Ended          Nine Months Ended
                                   September 30             September 30
                            ------------------------  ------------------------
                                   (Unaudited)               (Unaudited)
                                1998         1997         1998         1997
                                ----         ----         ----         ----

INTEREST INCOME. . . . . . .$11,617,646  $10,785,402  $34,080,074  $31,951,037

INTEREST EXPENSE . . . . . .  2,206,540    2,245,130    6,528,982    6,570,662
                            -----------  -----------  -----------  -----------
NET INTEREST INCOME. . . . .  9,411,106    8,540,272   27,551,092   25,380,375

  Provision for Loan Losses.  1,557,432    1,673,320    3,967,066    4,254,047
                            -----------  -----------  -----------  -----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES.  7,853,674    6,866,952   23,584,026   21,126,328
                            -----------  -----------  -----------  -----------
NET INSURANCE INCOME . . . .  3,809,544    3,331,407   11,033,229   10,156,327
                            -----------  -----------  -----------  -----------
OTHER REVENUE. . . . . . . .    118,765      114,880      355,335      363,041
                            -----------  -----------  -----------  -----------
OTHER OPERATING EXPENSES:
  Personnel Expense. . . . .  5,488,478    5,265,584   16,245,927   15,591,693
  Occupancy. . . . . . . . .  1,412,106    1,279,765    4,072,262    3,714,225
  Other. . . . . . . . . . .  2,426,444    1,973,733    7,018,984    7,103,608
                            -----------  -----------  -----------  -----------
    Total. . . . . . . . . .  9,327,028    8,519,082   27,337,173   26,409,526
                            -----------  -----------  -----------  -----------

INCOME BEFORE INCOME TAXES .  2,454,955    1,794,157    7,635,417    5,236,170

  Provision for Income Taxes
    Current Provision. . . .    347,967      264,860    1,041,846      949,426
     Deferred Tax Provision
       (See Note 5). . . . .     44,688       25,052       72,017    3,621,750
                             ----------  -----------  -----------  -----------
                                392,655      289,912    1,113,863    4,571,176
                             ----------  -----------  -----------  -----------

NET INCOME . . . . . . . . .  2,062,300    1,504,245    6,521,554      664,994

RETAINED EARNINGS, begin . . 58,319,182   51,886,882   54,221,339   53,200,768
  Distributions on
     Common Stock. . . . . .    251,762      106,635      613,173      581,270
                            -----------  -----------  -----------  -----------
RETAINED EARNINGS, end . . .$60,129,720  $53,284,492  $60,129,720  $53,284,492
                            ===========  ===========  ===========  ===========
BASIC EARNINGS PER SHARE:
  Voting Common Stock;
    1700 Shares outstanding
    all periods. . . . . . .     $12.13        $8.85       $38.36        $3.91
  Non-Voting Common Stock;       ======        =====       ======        =====
    168,300 Shares
    outstanding all periods.     $12.13        $8.85       $38.36        $3.91
                                 ======        =====       ======        =====
          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        1st FRANKLIN FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 Increase (Decrease) in Cash and Cash Equivalents

                                                         Nine Months Ended
                                                           September 30
                                                    -------------------------
                                                            (Unaudited)
                                                        1998          1997
                                                    -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . . . . . .  $ 6,521,554   $   664,994
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for Loan Losses. . . . . . . . . .    3,967,066     4,254,047
      Depreciation and Amortization. . . . . . . .      934,683       855,485
      Deferred Income Taxes. . . . . . . . . . . .       72,017     3,621,749
      Other, net . . . . . . . . . . . . . . . . .       18,210       (19,548)
      Increase in Miscellaneous assets . . . . . .     (380,972)     (609,653)
      Decrease in Accounts Payable and
       Accrued Expenses. . . . . . . . . . . . . .      259,753      (586,334)
                                                    -----------   -----------
        Net Cash Provided by Operating Activities.   11,392,311     8,180,740
                                                    -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Loans Originated or purchased. . . . . . . . . .  (84,782,716)  (83,450,261)
  Loan Payments. . . . . . . . . . . . . . . . . .   79,850,950    78,696,735
  Purchases of marketable debt securities. . . . .  (21,977,622)  (19,275,084)
  Principal payments on securities . . . . . . . .      331,348       270,865
  Sales of marketable securities . . . . . . . . .       66,658       325,000
  Redemptions of securities. . . . . . . . . . . .   13,985,000    11,770,000
  Other, net . . . . . . . . . . . . . . . . . . .     (637,931)   (1,738,708)
                                                    -----------   -----------
        Net Cash Used in Investing Activities       (13,164,313)  (13,401,453)
                                                    -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in Senior Debt. . . . . . . . . . . . .    1,644,345     3,713,121
  Subordinated Debt Issued . . . . . . . . . . . .    5,176,823     5,150,100
  Subordinated Debt redeemed . . . . . . . . . . .   (4,188,546)   (3,654,821)
  Distributions Paid . . . . . . . . . . . . . . .     (613,173)     (581,270)
                                                    -----------   -----------
        Net Cash Provided by Financing Activities     2,019,449     4,627,130
                                                    -----------   -----------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS . . . . . . . . . . . . . .      247,447      (593,583)

CASH AND CASH EQUIVALENTS, beginning . . . . . . .   25,122,077    27,432,705

                                                    -----------   -----------
CASH AND CASH EQUIVALENTS, ending. . . . . . . . .  $25,369,524   $26,839,122
                                                    ===========   ===========

Cash Paid during the period for:  Interest . . . .  $ 6,555,607   $ 6,443,532
                                  Income Taxes . .      991,440     1,280,958

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                  -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1997 and for the years then ended included in the Company's December 31, 1997 Annual Report.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 1998 and December 31, 1997 and the results of its operations and its cash flows for the nine months ended
    September 30, 1998 and 1997. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results to be expected for the full fiscal year.

4. The computation of Earnings per Share is self-evident from the Consolidated Statement of Income and Retained Earnings.

5. Deferred tax provision for September 30, 1997 includes a $3.6 million one time non-recurring charge to expense accumulated prepaid tax as of January 1, 1997 as a result of the Company electing "S corporation" status for income tax reporting purposes.

6. In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". The Company had comprehensive income, which is comprised of net income and unrealized gains or losses on securities held as available for sale, of $2,509,768 and $1,770,327 for the quarters ended September 30, 1998 and 1997 and $6,903,545 and $922,685 for the nine month comparable periods, respectively.

                              BRANCH OPERATIONS
                              -----------------

       Isabel Vickery Youngblood . . . . . . . . . . Senior Vice President
       A. Jarrell Coffee . . . . . . . . . . . . . . Vice President
       Jack R. Coker . . . . . . . . . . . . . . . . Vice President

       Robert J. Canfield. . . . . . . . . . . . . . Area Vice President
       J. Michael Culpepper. . . . . . . . . . . . . Area Vice President
       Ronald F. Morrow. . . . . . . . . . . . . . . Area Vice President

                                 SUPERVISORS
                                 -----------
Regina Bond          Janice Hyde          Dianne Moore        Henrietta Reathford
Ronald Byerly        Judy Landon          Harriet Moss        Tami Settlemyer
Susie Cantrell       Jeff Lee             Mike Olive          Timothy Schmotz
Donald Carter        Tommy Lennon         Melvin Osley        Gaines Snow
Donald Floyd         Mike Lyles           Dale Palmer         Marc Thomas
Jack Hobgood         Johnny McEntyre      Darryl Parker
Bruce Hooper         Brian McSwain
                                   OFFICES
                                   -------
Alabama Offices:     Georgia Offices:     Georgia Offices:     Louisiana Offices:
---------------      ---------------      ---------------      -----------------
Alexander City       Bremen               Jasper               Natchitoches
Andalusia            Brunswick            Jefferson            Pineville
Arab                 Buford               Jesup
Athens               Butler               LaGrange             Mississippi Offices:
Bessemer             Cairo                Lavonia              -------------------
Birmingham           Calhoun              Lawrenceville        Bay St. Louis
Clanton              Canton               Madison              Carthage
Cullman              Carrollton           Manchester           Columbia
Decatur              Cartersville         McDonough            Grenada
Dothan               Cedartown            McRae                Gulfport
Enterprise           Chatsworth           Milledgeville        Hattiesburg
Fayette              Clarkesville         Monroe               Jackson
Florence             Claxton              Montezuma            Kosciusko
Gadsden              Clayton              Monticello           McComb
Geneva               Cleveland            Moultrie             Pearl
Hamilton             Cochran              Nashville            Picayune
Huntsville           Commerce             Newnan
Jasper               Conyers              Perry                North Carolina Offices:
Madison              Cordele              Richmond Hill        ----------------------
Moulton              Cornelia             Rome                 Monroe
Muscle Shoals        Covington            Royston              Pineville
Opp                  Cumming              Sandersville
Ozark                Dallas               Savannah             South Carolina Offices:
Prattville           Dalton               Statesboro           ----------------------
Russellville         Dawson               Swainsboro           Aiken
Scottsboro           Douglas              Sylvania             Anderson
Selma                Douglasville         Sylvester            Cayce
Sylacauga            Eastman              Thomaston            Clemson
Troy                 Elberton             Thomson              Columbia
Tuscaloosa           Ellijay              Tifton               Conway
                     Forsyth              Toccoa               Easley
Georgia Offices:     Fort Valley          Valdosta             Florence
---------------      Gainesville          Vidalia              Gaffney
Adel                 Garden City          Warner Robins        Greenville
Albany               Georgetown           Washington           Greenwood
Alma                 Greensboro           Waycross             Greer
Americus             Griffin              Winder               Lancaster
Arlington            Hartwell                                  Laurens
Athens               Hawkinsville         Louisiana Offices:   Marion
Bainbridge           Hazlehurst           -----------------    Newberry
Barnesville          Hinesville           Alexandria           Orangeburg
Baxley               Hogansville          Jena                 Rock Hill
Blakely              Jackson              Leesville            Seneca
Blue Ridge                                Marksville           Spartanburg
                                                               Union
                                                               York

                                DIRECTORS
                                ---------
                            Ben F. Cheek, III
                    Chairman and Chief Executive Officer
                     1st Franklin Financial Corporation

                             Lorene M. Cheek
                                Homemaker

                              Jack D. Stovall
                   President, Stovall Building Supplies, Inc.

                           Dr. Robert E. Thompson
                          Physician, Toccoa Clinic


                            EXECUTIVE OFFICERS
                            ------------------
                             Ben F. Cheek, III
                    Chairman and Chief Executive Officer

                             T. Bruce Childs
                   President and Chief Operating Officer

                             A. Roger Guimond
                 Vice President and Chief Financial Officer

                               Lynn E. Cox
                                Secretary

                             Linda L. Sessa
                               Treasurer


                                 COUNSEL
                                 -------
                        Jones, Day, Reavis & Pogue
                        3500 One Peachtree Center
                        303 Peachtree Street, N.E.
                       Atlanta, Georgia  30308-3242


                                AUDITORS
                                --------
                           Arthur Andersen LLP
                       133 Peachtree Street, N.E.
                        Atlanta, Georgia  30303